                        Preliminary Pricing Supplement
                             Subject To Completion
                           Dated September 12, 2002

          PROSPECTUS            Preliminary Pricing Supplement No.
          Dated April 9, 2002   Dated September __, 2002
          PROSPECTUS SUPPLEMENT Rule 424(b)(3)-Registration Statement
          Dated April 16, 2002  No. 333-84462

                     GENERAL ELECTRIC CAPITAL CORPORATION
                      GECC Extendible Monthly Securities

   The floating rate notes described in this pricing supplement, which we refer to as the GECC Extendible Monthly Securities (the "Notes"), will mature on the initial maturity date, unless the Maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the Maturity of the Notes be extended beyond the Final Maturity Date.

   During the notice period relating to each election date, you may elect to extend the Maturity of all or any portion of the principal amount of your Notes so that the Maturity of your Notes will be extended to the date occurring 366 calendar days from and including the 17/th/ day of the next succeeding month. However, if that 366th calendar day is not a Business Day, the Maturity of your Notes will be extended to the immediately preceding Business Day. The election dates will be the 17/th/ calendar day of each month from October 2002 to September 2006 inclusive, whether or not any such day is a Business Day.

   You may elect to extend the Maturity of all of your Notes or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the fifth Business Day prior to the election date and end on the election date, however, if that election date is not a Business Day, the notice period will be extended to the following Business Day. Your notice of election must be delivered to the Trustee for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business on the last Business Day in the notice period relating to the applicable election date. Upon delivery to the Trustee of a notice of election to extend the Maturity of the Notes or any portion thereof during any notice period, that election will be revocable during each day of such notice period, until 12:00 noon, New York City time, on the last Business Day in the notice period relating to the applicable election date, at which time such notice will become irrevocable.

   If, with respect to any election date, you do not make an election to extend the Maturity of all or any portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the Maturity of your Notes has previously been extended. The principal amount of the Notes for which such election is not exercised will be represented by a note issued on such election date. The note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such election date or, if such 366/th/ calendar day is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the Maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

                                           (GECC Extendible Monthly Securities)
                                           Page 2
                                           Preliminary Pricing Supplement No.
                                             ____________
                                           Dated September __, 2002
                                           Rule 424(b)(3)-Registration Statement
                                           No. 333-84460


   The Notes will bear interest from the date of issuance until the principal amount thereof is paid or made available for payment at a rate determined for each Interest Reset Period by reference to the base rate, based on the index maturity, plus the applicable spread for the applicable Interest Reset Date. We describe how floating rates are determined and calculated in the section called "Interest and Interest Rates--Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

   The Notes will be issued in registered global form and will remain on deposit with the Depositary for the Notes. Therefore, you must exercise the option to extend the Maturity of your Notes through the Depositary. To ensure that the Depositary will receive timely notice of your election to extend the Maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Trustee prior to the close of business on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the Depositary of your election to extend the Maturity of your Notes in accordance with the then applicable operating procedures of the Depositary.

   The Depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the Depositary. If the election date is not a Business Day, notice of your election to extend the maturity date of your Notes must be delivered to the Depositary by its participants no later than 12:00 noon (New York City time) on the first Business Day following the election date.

   The Notes will initially be limited to $             in aggregate principal
amount. We may create and issue additional floating rate notes with the same terms as the Notes so that such additional floating rate notes will be combined with this initial issuance of Notes.

   CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

                                           (GECC Extendible Monthly Securities)
                                           Page 3
                                           Preliminary Pricing Supplement No.
                                             ____________
                                           Dated September __, 2002
                                           Rule 424(b)(3)-Registration Statement
                                           No. 333-84460


Trade Date:                                     September   , 2002

Settlement Date (Original Issue Date):          September   , 2002

Initial Maturity Date:                          October 17, 2003, or if such day is not a Business Day, the immediately preceding Business Day.

Final Maturity Date:                            October 17, 2007, or if such day is not a Business Day, the immediately preceding Business Day.

Principal Amount (in Specified Currency):       US$

Price to Public (Issue Price):                  100%

Agent's Discount or Commission:                 0.25%

Net Proceeds to Issuer (in Specified Currency): US$

Interest Rate:

   Interest Calculation:
   [X] Regular Floating Rate
   [_] Inverse Floating Rate
   [_] Other Floating Rate

   Interest Rate Basis: [_] CD Rate [_] Commercial Paper Rate
   [_] Federal Funds Rate (See "Additional Terms--Interest" below)
   [X] LIBOR [_] Prime Rate [_] Treasury Rate
   [_] Other (See "Additional Terms--Interest" below)

Spread: The table below indicates the applicable spread for the Interest Reset Dates occurring during each of the indicated periods.

                 For Interest Reset Dates occurring: Spread:
                 From the original issue date
                 to and including September 2003     Plus .03%
                 From and including October 2003 to
                 and including September 2004        Plus .08%
                 From and including October 2004 to
                 and including September 2005        Plus .10%
                 From and including October 2005 to
                 and including September 2006        Plus .10%
                 From and including October 2006 to
                 and including September 2007        Plus .125%

                                           (GECC Extendible Monthly Securities)
                                           Page 4
                                           Preliminary Pricing Supplement No.
                                             ____________
                                           Dated September __, 2002
                                           Rule 424(b)(3)-Registration Statement
                                           No. 333-84462



Spread Multiplier: N/A

Index Maturity: One Month          Index Currency: U.S. Dollar

Maximum Interest Rate: N/A         Minimum Interest Rate: N/A

Interest Payment Period:           Monthly. See also "Interest Payment Dates."

Interest Payment Dates:            The 17/th/ day of each month, commencing October 17, 2002.
                                   The final interest payment date for any Notes maturing prior to the Final
                                   Maturity Date will be the relevant Maturity Date, and interest for the final interest payment period will accrue from and including the interest payment date in the month immediately preceding such relevant Maturity Date to but excluding the Maturity Date.

Initial Interest Rate:             One Month LIBOR plus .03%, to be determined two London Business Days prior to the Original Issue Date.

Initial Interest Reset Date:       October 17, 2002

Interest Reset Dates:              The 17/th/ day of each month, commencing October 17, 2002

Interest Reset Periods:            The first interest reset period will be the period from and including
                                   October 17, 2002 to but excluding the immediately succeeding Interest
                                   Reset Date. Thereafter, the interest reset periods will be the periods from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date; provided that the final interest reset period for any Notes maturing prior to the Final Maturity Date will be the period from and including the Interest Reset Date in the month immediately preceding the relevant Maturity Date of such Notes to the relevant Maturity
                                   Date.

Interest Determination Dates:      Two London Business Days prior to the Interest Reset Dates.

Election Dates and Notice Periods: The election date shall be the 17/th/ calendar day of each month from October
                                   2002 to September 2006 inclusive, whether or not such day is a Business
                                   Day. The notice period for each election date will begin on the fifth
                                   Business Day prior to the election date and end on the election date, however, if that election date is not a Business Day, the notice period will be extended to the following Business Day.

                                           (GECC Extendible Monthly Securities)
                                           Page 5
                                           Preliminary Pricing Supplement No.
                                             ____________
                                           Dated September __, 2002
                                           Rule 424(b)(3)-Registration Statement
                                           No. 333-84462


Form of Notes:

[X] DTC registered    [_] non-DTC registered

             Repayment, Redemption and Acceleration:

                 Optional Repayment Date:       N/A
                 Annual Redemption Percentage   N/A
                   Reduction:
                 Initial Redemption Date:       N/A
                 Initial Redemption Percentage: N/A

             Original Issue Discount

                 Amount of OID:                 N/A
                 Interest Accrual Date:         N/A
                 Yield to Maturity:             N/A
                 Initial Accrual Period OID:    N/A

             Amortizing Notes:

                 Amortization Schedule:         N/A

             Dual Currency Notes:

                 Face Amount Currency:          N/A
                 Optional Payment Currency:     N/A
                 Designated Exchange Rate:      N/A

             Indexed Notes:

                 Currency Base Rate:            N/A
                 Calculation Agent:             JPMorgan Chase Bank
                 CUSIP No.

Additional Information:

  Recent Events:

   On July 26, 2002, General Electric Company ("GE") announced organizational changes that will result in the businesses that comprise GE Capital Services becoming four separate businesses, effective August 1, 2002: GE Commercial Finance, GE Insurance, GE Consumer Finance and GE Equipment Management. Each of these businesses will report directly to Jeff Immelt, Chairman and Chief Executive Officer of GE and GE Vice Chairman, Dennis Dammerman. GE Capital Services and GE Capital Corporation will remain legal entities and continue as the major borrowers of funds necessary to support all of GE's financial services activities.

  General.

   At June 29, 2002, the Company had outstanding indebtedness totaling $249.497 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at June 29, 2002 excluding subordinated notes payable after one year was equal to $248.614 billion.

                                           (GECC Extendible Monthly Securities)
                                           Page 6
                                           Preliminary Pricing Supplement No.
                                             ____________
                                           Dated September __, 2002
                                           Rule 424(b)(3)-Registration Statement
                                           No. 333-84462

Consolidated Ratio of Earnings to Fixed Charges:

   The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

                     Year Ended December 31,              Six Months
          ---------------------------------------------      Ended
                    1997             1998 1999 2000 2001 June 29, 2002
                    ----             ---- ---- ---- ---- -------------
                    1.48             1.50 1.60 1.52 1.72     1.61

Plan of Distribution:

   The Notes are being purchased severally by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (collectively, the "Underwriters"), as principal, in the respective amounts set forth below at 100% of their aggregate principal amount less an underwriting discount equal to 0.25% of the principal amount of the Notes. GECC Capital Markets Group, Inc. is acting as agent (the "Agent") in connection with the distribution of the Notes. The Agent will receive a selling commission equal to 0.25% of the principal amount of the Notes.

             Underwriter/Agent          Principal Amount of Notes
             -----------------------------------------------------
             Merrill Lynch, Pierce,
               Fenner &
               Smith Incorporated       $
             -----------------------------------------------------
             Morgan Stanley & Co.
               Incorporated             $
             -----------------------------------------------------
             GECC Capital Markets
               Group, Inc.              $
             -----------------------------------------------------
             Total                      $

   The Company has agreed to indemnify the Underwriters and the Agent against and contribute toward certain liabilities, including liability under the Securities Act of 1933, as amended.

United States Federal Taxation:

   The following discussions are based on the opinion of Sidley Austin Brown & Wood LLP, the Company's special tax counsel ("Special Tax Counsel").

   An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. Special Tax Counsel has reached this conclusion based, in part, upon the Treasury regulations governing original issue discount on debt instruments (the "OID Regulations").

   Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the "Modification Regulations"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to a five-year debt instrument containing put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt

                                           (GECC Extendible Monthly Securities)
                                           Page 7
                                           Preliminary Pricing Supplement No.
                                             ____________
                                           Dated September __, 2002
                                           Rule 424(b)(3)-Registration Statement
                                           No. 333-84462

instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the Spread will periodically increase during the term of the Notes from an initial amount equal to .03% to an amount equal to .125%, under these rules, as of the Original Issue Date, original holders of the Notes should be deemed to elect to extend the maturity of all of the principal amount of the Notes to the Final Maturity Date in accordance with the procedures described above. Accordingly, under these rules, the Final Maturity Date should be treated as the maturity date of the Notes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes, Special Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the "Contingent Payment Regulations").

   Under the treatment described above, the Notes will be treated as having been issued with de minimis original issue discount. Therefore, the Notes will not constitute OID Notes.

   Prospective investors should note that no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then Special Tax Counsel has indicated that you would be required to recognize any gain inherent in the Notes at such time upon the exercise of such election. Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, Special Tax Counsel has indicated that the timing and character of income thereon would be affected. Among other things, you may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income. The foregoing is a summary of the views of Special Tax Counsel to the Company and is not to be construed as tax advice for investors. Prospective investors should consult their tax advisor regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.

   Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section called "United States Tax Considerations" in the accompanying Prospectus Supplement.